Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 8, 2026, with respect to the financial statements of Fort Robotics, Inc. as of December 31, 2025 and 2024, and for the years then ended, included in this Proxy Statement of Newbury Street II Acquisition Corp that is made a part of the Registration Statement and Prospectus of Newbury Street II Acquisition Corp for the registration of 61,814,297 shares of common stock, up to 8,949,188 shares of common stock underlying warrants and up to 8,949,188 warrants.

We also consent to the reference to our firm the under the caption “Experts”.

/s/ CohnReznick LLP

Holmdel, New Jersey

November 13, 2026